					Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(In millions, except ration of earnings to fixed charges)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
Consolidated income before provision (benefit) for
income taxes and equity in net income of affiliates	$787.4	$610.1	$648.9	$615.7	$448.8
Fixed charges	110.2	107.5	86.2	72.8	82.1
Distributed income of affiliates	25.0	17.6	14.0	43.6	7.4
Earnings	$922.6	$735.2	$749.1	$732.1	$538.3

Interest expense	$67.5	$68.4	$49.9	$39.7	$55.4
Portion of lease expense representative of interest	42.7	39.1	36.3	33.1	26.7
Fixed charges	$110.2	$107.5	$86.2	$72.8	$82.1

Ratio of Earnings to Fixed Charges	8.4	6.8	8.7	10.1	6.6